EXHIBIT C

Unaudited Condensed Consolidated Financial Statements for the Three-Month Period ended March 31, 2012

Embraer S.A.

Condensed Consolidated Financial Statements at

March 31, 2012

Embraer S.A.

Condensed Consolidated Balance Sheets

at March 31, 2012 and December 31, 2011

In millions of U.S. dollars

	Note	03.31.2012	12.31.2011
		(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents	5	1,436.6	1,350.2
Financial assets	6	853.4	753.6
Trade accounts receivable, net		494.0	505.8
Derivative financial instruments	20	9.3	8.2
Customer and commercial financing		23.7	12.0
Collateralized accounts receivable		13.9	14.9
Inventories	7	2,647.5	2,283.4
Other assets		233.8	241.3

		5,712.2	5,169.4

NON-CURRENT
Trade accounts receivable		5.6	0.2
Financial assets	6	53.5	54.7
Customer and commercial financing		88.3	90.2
Collateralized accounts receivable		472.1	472.7
Inventories	7	4.5	4.2
Guarantee deposits		471.8	471.4
Deferred income tax	18	61.8	65.9
Derivative financial instruments	20	21.2	22.7
Other assets		265.9	245.4
Investments		2.5	2.8
Property, plant and equipment	9	1,455.0	1,450.4
Intangible assets	10	851.0	808.3

		3,753.2	3,688.9

TOTAL ASSETS		9,465.4	8,858.3

Embraer S.A.

Condensed Consolidated Balance Sheets

at March 31, 2012 and December 31, 2011

In millions of U.S. dollars

	Note	03.31.2012	12.31.2011
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT
Trade accounts payable		948.6	829.9
Loans and financing	12	526.9	251.8
Non-recourse and recourse debt		312.3	312.8
Other payables		75.7	81.2
Contribution from suppliers		0.9	0.9
Advances from customers		919.8	856.1
Taxes and payroll charges payable		65.3	89.2
Income tax and social contribution	18	20.7	11.2
Derivative financial instruments	20	0.9	1.0
Provisions for contingencies	14	5.7	5.3
Dividends		0.1	0.1
Unearned income		132.2	131.1
Other provisions	13	306.7	271.1

		3,315.8	2,841.7

NON-CURRENT
Loans and financing	12	1,461.3	1,406.3
Non-recourse and recourse debt		147.6	149.8
Other payables		13.9	14.0
Contribution from suppliers		0.8	1.0
Advances from customers		190.2	214.0
Derivative financial instruments	20	0.2	0.2
Taxes and payroll charges payable		385.1	386.8
Deferred income tax and social contribution	18	23.4	23.0
Financial guarantee and residual value	19	489.9	494.9
Provisions for contingencies	14	56.5	57.4
Unearned income		142.0	84.0
Other provisions	13	63.8	67.4

		2,974.7	2,898.8

TOTAL LIABILITIES		6,290.5	5,740.5

SHAREHOLDERS’ EQUITY	15
Capital		1,438.0	1,438.0
Treasury shares		(181.1)	(183.7)
Revenue reserves		1,738.1	1,737.3
Share-based remuneration		15.7	13.1
Gain on acquisition of noncontrolling interest		5.6	—
Accumulated other comprehensive		7.0	2.6
Retained earnings		60.6	—

		3,083.9	3,007.3

Noncontrolling interest		91.0	110.5

TOTAL SHAREHOLDERS’ EQUITY		3,174.9	3,117.8

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		9,465.4	8,858.3

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Income

Three-month periods ended March 31

In millions of U.S. dollars, except earnings per share

	Note	2012	2011
		(Unaudited)	(Unaudited)
Revenue		1,155.9	1,055.7
Cost of sales and services		(887.7)	(799.3)

Gross Profit		268.2	256.4

Operating Income ( Expense )
Administrative		(71.0)	(57.2)
Selling		(108.8)	(94.0)
Research		(16.0)	(19.3)
Other operating income (expense), net		13.5	8.4
Equity in losses of associates		(0.2)	—

Operating profit (losses) before financial income		85.7	94.3

Financial income (expense), net		(7.9)	6.1
Foreign exchange gain, net		0.4	3.3

Profit before taxes on income		78.2	103.7

Income tax (expense) income	18	(14.6)	2.6

Net income		63.6	106.3

Attributable to :
Owners of Embraer		62.6	105.1
Noncontrolling interest		1.0	1.2

Weighted average number of shares (in thousands)
Basic		724,040	723,665
Diluted		725,938	725,020

Earnings per share basic in US$	17	0.0865	0.1452
Earnings per share diluted in US$	17	0.0862	0.1450

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Comprehensive Income

Three-month periods ended March 31

In millions of U.S. dollars

	2012	2011
	(Unaudited)	(Unaudited)
Net income	63.6	106.3

Cumulative translation adjustment	6.5	10.9
Financial instruments available for sale	0.1	—

Other comprehensive income, net of tax effects (i)	6.6	10.9

Total of comprehensive income	70.2	117.2

Attributable to:
Owners of Embraer	67.0	112.1
Noncontrolling interest	3.2	5.1

	70.2	117.2

(i)	Total comprehensive income net of deferred income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Statements of Shareholders’ Equity

Three-month period ended March 31

In millions of U.S. dollars

		Attributable to owners of Embraer
						Revenue reserves					Accumulated other comprehensive (loss) income
	Note	Capital	Treasury shares	Share-based remuneration	Gain on acquisition of non-controlling interest	Investment subsidy	Statutory reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Actuarial gain on post employment benefit obligations	Cumulative translation adjustment	Other comprehensive income	Total	Noncontrolling interest	Total Shareholders’ equity
At December 31, 2010		1,438.0	(183.7)	3.4	—	26.1	127.4	27.2	1,579.1	—	0.7	10.2	—	3,028.4	103.1	3,131.5

Net income for the period		—	—	—	—	—	—	—	—	105.1	—	—	—	105.1	1.2	106.3
Cumulative translation adjustments		—	—	—	—	—	—	—	—	—	—	7.0	—	7.0	3.9	10.9

Total comprehensive income		—	—	—	—	—	—	—	—	105.1	—	7.0	—	112.1	5.1	117.2

Share-based remuneration		—	—	2.7	—	—	—	—	—	—	—	—	—	2.7	—	2.7
Interest on own capital	15	—	—	—	—	—	—	—	—	(53.8)	—	—	—	(53.8)	—	(53.8)

At March 31, 2011 (Unaudited)		1,438.0	(183.7)	6.1	—	26.1	127.4	27.2	1,579.1	51.3	0.7	17.2	—	3,089.4	108.2	3,197.6

		Attributable to owners of Embraer
						Revenue reserves					Accumulated other comprehensive (loss) income
	Note	Capital	Treasury shares	Share-based remuneration	Gain on acquisition of non-controlling interest	Investment subsidy	Statutory reserve	Additional proposed dividends	For investment and working capital	Retained earnings	Actuarial gain on post employment benefit obligations	Cumulative translation adjustment	Other comprehensive income	Total	Noncontrolling interest	Total Shareholders’ equity
At December 31, 2011		1,438.0	(183.7)	13.1	—	32.6	131.6	—	1,573.1	—	0.7	2.8	(0.9)	3,007.3	110.5	3,117.8

Net income for the period		—	—	—	—	—	—	—	—	62.6	—	—	—	62.6	1.0	63.6
Cumulative translation adjustments		—	—	—	—	—	—	—	—	—	—	4.3	—	4.3	2.2	6.5
Financial instruments		—	—	—	—	—	—	—	—	—	—	—	0.1	0.1	—	0.1

Total comprehensive income		—	—	—	—	—	—	—	—	62.6	—	4.3	0.1	67.0	3.2	70.2

Share-based remuneration		—	—	2.6	—	—	—	—	—	—	—	—	—	2.6	—	2.6
Stock options grants exercised	16	—	2.6	—	—	—	—	—	—	(1.2)	—	—	—	1.4	—	1.4
Noncontrolling acquisition results		—	—	—	5.6	—	—	—	—	—	—	—	—	5.6	(22.7)	(17.1)
Investment subsidy						0.8				(0.8)

At March 31, 2012 (Unaudited)		1,438.0	(181.1)	15.7	5.6	33.4	131.6	—	1,573.1	60.6	0.7	7.1	(0.8)	3,083.9	91.0	3,174.9

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Condensed Consolidated Statements of Cash Flow

Three-month periods ended March 31

In millions of U.S. dollars

	Note	2012	2011
		(Unaudited)	(Unaudited)
Operating activities
Net income		63.6	106.4
Adjustment to net income for items not affecting cash
Depreciation		32.8	35.0
Amortization	10	29.6	27.0
Allowance (reversal) for inventory obsolescence		(5.9)	10.0
Provision for market value of inventories		3.0	1.2
Deferred income tax and social contribution	18	2.5	(13.8)
Accrued interest		3.7	1.6
Equity in the losses of associates		0.2	—
Stock options		2.6	2.7
Foreign exchange gain (loss), net		0.2	(11.5)
Residual value guarantee	19	11.1	0.1
Other		5.2	3.5
Changes in assets and liabilities:
Financial assets	6	(77.7)	29.5
Collateralized accounts receivable and accounts receivable		9.2	(56.5)
Customer and commercial financing		(9.7)	14.2
Inventories		(357.5)	(371.9)
Other assets		(7.3)	24.2
Trade accounts payable		98.8	157.7
Non-recourse and recourse debt		(2.6)	(2.5)
Other payables		(3.1)	(5.8)
Contribution from suppliers		(8.0)	(7.0)
Advances from customers		41.3	105.7
Taxes and payroll charges payable		(30.2)	(6.0)
Financial guarantees	19	(16.1)	(15.3)
Other provisions and provisions for contingencies	14	26.2	33.5
Unearned income		59.2	0.1

Net cash generated by (used in) operating activities		(128.9)	62.1

Investing activities
Proceeds from sale of property, plant and equipment		—	0.2
Additions to property, plant and equipment		(39.6)	(91.8)
Additions to intangible assets	10	(64.6)	(48.1)
Business acquisitions, net of cash acquired		—	—
Settlement of held to maturity securities		1.7	1.4
Restricted cash reserved for construction of assets		(1.3)	—

Net cash used in investing activities		(103.8)	(138.3)

Financing activities
Repayment of borrowings		(240.7)	(388.0)
Proceeds from borrowings		549.4	440.8
Dividends and interest on own capital		—	(79.7)
Acquisition of non controlling interest		(17.4)	—
Treasury shares		1.4	—

Net cash generated by (used in) financing activities		292.7	(26.9)

Effects of exchange rate changes on cash and cash equivalents		26.4	12.5

Increase (Decrease) in cash and cash equivalents		86.4	(90.6)

Cash and cash equivalents at the beginning of the period		1,350.2	1,393.1

Cash and cash equivalents at the end of the period		1,436.6	1,302.5

The accompanying notes are an integral part of these consolidated financial statements.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

1.	Operations

Embraer S.A. (the “Company” or “Embraer”) is a publicly-held company incorporated under the laws of the Federative Republic of Brazil with headquarters in São José dos Campos, State of São Paulo, Brazil. The corporate purpose of the Company is:

(i)	The development, production and sale of jet and turboprop aircraft for civil and defense aviation, aircraft for agricultural use, structural components, mechanical and hydraulic systems, aviation services and technical activities related to the production and maintenance of aerospace material;

(ii)	The design, construction and sale of equipment, materials, systems, software, accessories and components to the defense, security and energy industries and the promotion or performance of technical activities related to production and maintenance, to achieve the highest technological and quality standards;

(iii)	The performance of other technological, industrial, commercial and service activities related to the defense, security and energy industries; and

(iv)	Contribution to the formation of technical professionals necessary to the aerospace industry.

The Company’s shares are listed on the enhanced corporate governance segment of the Stock Exchange in Brazil (“BM&FBOVESPA”), known as the New Market (“Novo Mercado”). The Company also has American Depositary Shares (evidenced by American Depositary Receipts - ADRs) which are registered with the Securities and Exchange Commission (“SEC”) and are listed on the New York Stock Exchange (“NYSE”). The Company has no controlling group and its capital comprises only common shares.

The Company also operates throught its consolidated wholly-owned and jointly controlled entities and/or commercial representation offices located in Brazil, the United States of America (“U.S.”), France, Spain, Portugal, China and Singapore whose activities include sales, marketing, and after sales and maintenance services.

2.	Presentation of the Financial Statements and Accounting Practices

2.1	Presentation and preparation of the financial statements

The presentation of the condensed financial statements have been prepared in conformity with International Accounting Standards – (“IAS”) 34 issued by the International Accounting Standards Board (“IASB”), for interim financial reporting. The condensed consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the IASB, and should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2011, which have also been prepared in accordance with IFRS.

a)	Basis of preparation

These condensed consolidated financial statements were prepared under the historical cost convention and adjusted to reflect assets and liabilities measured at fair value through profit or loss or marked to market when available for sale.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management of the Company (“Management”) to exercise its judgment in the process of applying the Company’s accounting policies. The areas which involve a higher degree of judgment or complexity, or assumptions and estimates significant to the financial statements are consistent with those described in the consolidated financial statements as at and for the year ended December 31, 2011 (not included herein). The actual results may differ from these estimates and assumptions.

The results of operations for the three-month period ended March 31, 2012 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2012.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The condensed consolidated financial statements for the three-month periods ended March 31, 2012 and 2011 are unaudited. However, in the opinion of Management, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods.

b)	Consolidation

The Company’s condensed consolidated financial statements have been prepared and are presented in accordance with IFRS which comprises (i) IFRS, (ii) the International Accounting Standard (IAS), and (iii) Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or former Standing Interpretations Committee (SIC).

The condensed consolidated financial statements include the accounts of the Company and all (i) majority-owned subsidiaries in which the Company, directly or indirectly has the power to control the subsidiary’s financial and operating policies (ii) special purpose entities (“SPEs”) for which the Company has control, (iii) exclusive investment funds and (iv) joint ventures.

All balances and transactions related to operations between consolidated entities are eliminated.

c)	Investments in associates

Investments in associates are not consolidated in the financial statements and are accounted for using the equity method. As of March 31, 2012 it was mainly represented by Aero Seating Technologies LLC - “AST”, located in San Gabriel, United States, an associate of EAH which owns 36.7% of its share capital and mainly produces and maintains aircraft seats.

d)	Interest in other entities

The financial statements of AEL Systems SA - “AEL”, domiciled in Porto Alegre, Brazil, in which Embraer Defesa e Segurança Participações S.A. has a 25% interest are not consolidated. AEL’s main activities are research, development, manufacture and sales of electronic components, electronic equipment used in aviation and software programs. Despite its 25% interest, Embraer Defesa e Segurança Participações S.A. does not have significant influence over AEL, and, therefore the investment is classified as a non current financial asset available for sale, measured at fair value and the changes in valuations are recognized in shareholders’ equity as Other comprehensive income.

2.2	Summary of significant accounting policies

There were no significant changes in the Company’s accounting policies in the first quarter of 2012. Therefore they are consistent with those disclosed in the consolidated financial statements as at and for the year ended December 31, 2011 (not included herein).

3.	Recently issued accounting pronouncements

IASB has not issued new pronouncements in the first quarter of 2012. The pronouncements which will be effective beginning in January 2013 and their potential impacts were described in the consolidated financial statements as at and for the year ended December 31, 2011 (not included herein)

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

4.	Financial Instruments

a)	Financial instruments by category:

	03.31.2012 (Unaudited)
	Note	Loans and receivables	Assets measured at fair value through profit or loss	Available for sale	Investments held to maturity	Hedge accounting	Total
Cash and cash equivalents	5	—	1,436.6	—	—	—	1,436.6
Financial assets	6	—	848.6	8.3	50.0	—	906.9
Collateralized accounts receivable		486.0	—	—	—	—	486.0
Trade accounts receivable		499.6	—	—	—	—	499.6
Customer and commercial financing		112.0	—	—	—	—	112.0
Derivative financial instruments	20	—	27.7	—	—	—	27.7
Derivative Instrument - Designated as fair value hedge	20	—	—	—	—	2.8	2.8

		1,097.6	2,312.9	8.3	50.0	2.8	3,471.6

	12.31.2011
	Note	Loans and receivables	Assets measured at fair value through profit or loss	Available for sale	Investments held to maturity	Hedge accounting	Total
Cash and cash equivalents	5	—	1,350.2	—	—	—	1,350.2
Financial assets	6	—	748.1	8.3	51.9	—	808.3
Collateralized accounts receivable		487.6	—	—	—	—	487.6
Trade accounts receivable		506.0	—	—	—	—	506.0
Customer and commercial financing		102.2	—	—	—	—	102.2
Derivative financial instruments	20	—	28.8	—	—	—	28.8
Derivative Instrument - Designated as fair value hedge	20	—	—	—	—	2.1	2.1

		1,095.8	2,127.1	8.3	51.9	2.1	3,285.2

b)	Credit rating of financial instruments:

There were no material changes in the credit rates for the financial instruments held by the Company since December 31, 2011.

5.	Cash and cash equivalents

	03.31.2012	12.31.2011
	(Unaudited)
Cash and banks	216.8	134.8

Cash equivalents
Repurchase agreements (i)	119.0	68.5
Private securities (ii)	447.9	320.1
Fixed deposits (iii)	580.0	752.9
Investment funds (iv)	72.9	73.9

	1,436.6	1,350.2

(i)	These refer to purchases of assets, mainly government securities, with the commitment to repurchase at a rate previously established by the parties, generally with a one-day term;
(ii)	These refer mainly to Bank Deposit Certificates - CDBs, issued by Brazilian financial institutions with original maturities of 90 days or less or for which there are no penalties or other restrictions for early redemption;
(iii)	Fixed-term deposits with highly-rated financial institutions with terms of less than 90 days; and
(iv)	Money Market Funds comprising portfolios of securities issued by international institutions abroad with a low risk of change in value and with daily liquidity.

The average annual interest rates as at March 31, 2012, for financial investments in Real and in dollar were 10.61% and 1.57% (11.84% and 1.37% as at December 31, 2011), respectively.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

6.	Financial Assets

	03.31.2012 (Unaudited)				12.31.2011
	Held for Trading	Held to maturity	Available for sale	Total	Held for Trading	Held to maturity	Available for Sale	Total

Financial instruments
Public securities	523.9	—	—	523.9	457.9	—	—	457.9
Private securities	55.1	—	—	55.1	52.2	—	—	52.2
Money market funds	60.2	—	—	60.2	30.0	—	—	30.0
Investment funds	209.0	—	—	209.0	207.6	—	—	207.6
Public securities(i)	—	11.2	—	11.2	—	13.4	—	13.4
Other	0.4	38.8	8.3	47.5	0.4	38.5	8.3	47.2

	848.6	50.0	8.3	906.9	748.1	51.9	8.3	808.3
Current Assets	848.6	4.8	—	853.4	748.1	5.5	—	753.6

Non-current assets	—	45.2	8.3	53.5	—	46.4	8.3	54.7

(i)	Held to maturity securities are receivables that represent securities issued by the Brazilian Government, comprising National Treasury Bills - NTN, denominated in US dollars, acquired by the Company from its customers as an adjustment of the interest rates payable by the Export Financing Program (“PROEX “) between the 11th and 15th year after the aircraft sale, recorded at present value, since the Company intends and has the ability to hold them in portfolio to maturity.

At March 31, 2012 and December 31, 2011, the financial assets consisted treasury securities and securities of exclusive investment funds. The portfolios of the exclusive investment funds in Brazil mainly comprised of highly liquid Federal Government securities and Brazilian financial institution securities, measured at their realizable values. The funds are exclusively for the benefit of the Company and are managed by third parties who charge a monthly commission. The investments are marked to market daily at fair value through profit or loss, as the Company classifies these investments as held for trading.

At March 31, 2012 and December 31, 2011, the portfolios of the exclusive investment funds abroad were comprised of securities issued by institutions abroad with a low level of risk and daily liquidity, measured at their realizable values.

These private money market funds have no significant financial obligations. The financial obligations are restricted to asset management, custody fees, audit fees and similar expenses. No assets were offered as guarantee to obligations and the fund creditors have no right of recourse against the general credit of the Company.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

7.	Inventories

	03.31.2012	12.31.2011
	(Unaudited)
Work-in-process	938.7	792.6
Raw materials	700.5	708.6
Finished goods (i)	439.0	257.6
Spare parts	375.1	359.3
Inventory in transit	213.6	167.7
Aircraft available for sales	89.7	125.2
Advances to suppliers	54.9	56.1
Consumption materials	24.3	24.3
Provision for obsolescence	(134.9)	(140.1)
Provision for adjustment to market value	(48.9)	(63.7)

	2,652.0	2,287.6
Less - current portion	2,647.5	2,283.4

Long - term portion	4.5	4.2

(i)	The following aircraft were held in inventory :

•	At March,31, 2012: two EMBRAER 175, nine EMBRAER 190, one Legacy 600, two Legacy 650, four Phenom 100, four Phenom 300, two Lineage and two Ipanema; and

•	At December, 31, 2011: one EMBRAER 175, two EMBRAER 190, one Legacy 600, three Legacy 650, four Phenom 100, three Phenom 300, two Lineage and four Ipanema.

Through to June 1, 2012, the Company had delivered four EMBRAER 190, one Phenom 300, one Legacy 650, one Ipanema and two EMBRAER 175 which were in inventory at March 31, 2012.

The work-in-process and finished goods balances increased during the first quarter of 2012 due to the higher number of aircraft that are expected to be delivered in the next quarters.

8.	Related Party Transactions

(a)	Related party transaction

	03.31.2012 (Unaudited)				12.31.2011
	Current		Non-current		Current		Non-current
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Aero Seating Technologies LLC (AST)	—	—	—	1.5	—	—	—	1.5
Banco do Brasil S.A.	499.0	188.1	199.1	—	671.8	301.1	200.6	—
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	—	172.7	—	254.1	0.1	167.2	—	368.1
Brazilian Air Force	137.4	245.1	—	—	199.2	208.6	—	—
Empresa Portuguesa de Defesa – EMPORDEF	—	—	—	6.4	—	—	—	—
Financiadora de Estudo e Projetos – FINEP	—	13.2	—	69.2	—	24.1	—	132.1

	636.4	619.1	199.1	331.2	871.1	701.0	200.6	501.7

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	03.31.2012 (Unaudited)		03.31.2011 (Unaudited)
	Financial	Operating	Financial	Operating
	Results	Results	Results	Results
Banco do Brasil S.A.	8.9	—	2.7	2.7

Banco Nacional de Desenvolvimento Econômico e Social – BNDES	(8.2)	—	(4.0)	(4.0)
Brazilian Air Force	—	132.6	—	—
Financiadora de Estudo e Projetos – FINEP	(0.5)	—	(0.1)	(0.1)

	0.2	132.6	(1.4)	(1.4)

(b)	Brazilian Federal Government

The Brazilian Federal Government, through direct and indirect interests holds a “golden share” of Embraer’s stock and is a significant shareholder. At March 31, 2012, in addition to its “golden share”, the Brazilian Federal Government held an indirect 5.37% stake in the Company’s capital through the BNDESPAR, a wholly-owned subsidiary of the Banco Nacional do Desenvolvimento Econômico e Social - BNDES (the Brazilian Development Bank, or “BNDES”), which, in turn, is controlled by the Brazilian Federal Government. As a result, transactions between Embraer and the Brazilian Federal Government or its agencies come within the definition of related party transactions.

The Brazilian government plays a key role in the Company’s business activities, including as:

•	a major customer of defense products (through the Brazilian Air Force);

•	a source for research and development debt financing through technology development institutions such as the FINEP and the BNDES;

•	an export credit agency (through the BNDES); and

•	a source of short-term and long-term financing and a provider of asset management and commercial banking services (through Banco do Brasil).

(c)	Remuneration of key management personnel:

	03.31.2012	03.31.2011
	(Unaudited)	(Unaudited)
Short-term benefits (i)	4.6	4.3
Stock option program	1.2	0.9

Total remuneration	5.8	5.2

(i)	Include salaries and social security contributions, profit sharing, bonus and severance pay.

Key management includes members of the statutory Board of Directors and Executive Directors.

During the period ended March 31, 2012 and 2011, no post-retirement or long-term benefits were paid.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

9.	Property, Plant and Equipment

There were no significant additions or disposals of property, plant and equipment during the first quarter of 2012.

10.	Intangible Assets

Internally developed intangible assets refer to the costs incurred in developing programs for each new aircraft, including support services, production labor, materials and direct labor allocated to the construction of prototype aircraft or significant components and also applications of advanced technologies to make aircraft lighter, quieter, more comfortable and energy and emission efficient, in addition to being projected and manufactured in less time and with better use of resources.

	Internally developed			Acquired from third party
	Commercial Aviation	Executive Aviation	Defense and Security	Other	Development	Software	Business combination	Total
Intangible cost
At December 31, 2011	974.1	659.2	26.0	6.2	14.7	143.7	38.5	1,862.4
Additions	9.0	51.2	0.6	0.4	—	3.4	—	64.6
Contributions from suppliers	(0.2)	—	—	—	—	—	—	(0.2)

At March 31, 2012 (Unaudited)	982.9	710.4	26.6	6.6	14.7	147.1	38.5	1,926.8

Amortization acumulated
At December 31, 2011	(742.5)	(182.2)	(23.5)	(0.9)	(1.5)	(103.5)	—	(1,054.1)
Amortization	(18.7)	(7.7)	—	—	(0.3)	(2.9)	—	(29.6)
Amortization of contribution from suppliers	6.7	1.2	—	—	—	—	—	7.9

At March 31, 2012 (Unaudited)	(754.5)	(188.7)	(23.5)	(0.9)	(1.8)	(106.4)	—	(1,075.8)

Intangible net
At December 31, 2011	231.6	477.0	2.5	5.3	13.2	40.2	38.5	808.3
At March 31, 2012 (Unaudited)	228.4	521.7	3.1	5.7	12.9	40.7	38.5	851.0

	Internally developed			Acquired from third party
	Commercial Aviation	Executive Aviation	Defense and Security	Other	Development	Software	Business combination	Total
Intangible cost
At December 31, 2010	959.8	553.1	25.1	3.5	—	130.6	—	1,672.1
Additions	15.3	190.9	0.9	(2.3)	—	12.6	—	217.4
Contributions from suppliers	(1.0)	(84.8)	—	—	—	—	—	(85.8)
Additions - business combination	—	—	—	5.0	23.0	0.5	38.5	67.0
Translation adjustments	—	—	—	—	(8.3)	—	—	(8.3)

At December 31, 2011	974.1	659.2	26.0	6.2	14.7	143.7	38.5	1,862.4

Amortization acumulated
At December 31, 2010	(694.1)	(141.3)	(23.3)	(1.7)	—	(95.4)	—	(955.8)
Disposals	0.1	0.6	—	—	—	—	—	0.7
Amortization	(71.9)	(47.9)	(0.2)	(0.1)	(1.7)	(7.7)	—	(129.5)
Amortization of contribution from suppliers	23.4	6.4	—	—	—	—	—	29.8
Translation adjustments	—	—	—	0.9	0.2	(0.4)	—	0.7

At December 31, 2011	(742.5)	(182.2)	(23.5)	(0.9)	(1.5)	(103.5)	—	(1,054.1)

Intangible net
At December 31, 2010	265.7	411.8	1.8	1.8	—	35.2	—	716.3
At December 31, 2011	231.6	477.0	2.5	5.3	13.2	40.2	38.5	808.3

In the quarter ended March 31, 2012, the Company capitalized interest of US$ 2.0 in intangible assets.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

11.	Financial Liabilities by Category

	03.31.2012 (Unaudited)
	Note	Liabilities mensured at fair value through profit or loss	Financial liabilities measured at amortised cost	Total
Loans and financing	12	—	1,986.3	1,986.3
Trade accounts payable and others liabilities (i)		—	1,498.1	1,498.1
Financial guarantee and of residual value	19	134.4	355.5	489.9
Leasing	12	—	1.9	1.9
Derivative financial instruments	20	1.1	—	1.1

		135.5	3,841.8	3,977.3

	12.31.2011
	Note	Liabilities mensured at fair value through profit or loss	Financial liabilities measured at amortised cost	Total
Loans and financing	12	—	1,655.2	1,655.2
Trade accounts payable and others liabilities (i)		—	1,387.7	1,387.7
Financial guarantee and of residual value	19	119.6	375.3	494.9
Leasing	12	—	2.9	2.9
Derivative financial instruments	20	1.2	—	1.2

		120.8	3,421.1	3,541.9

(i)	The amount refers to trade accounts payable, other accounts payable and non-recourse and recourse debt.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

12.	Loans and Financing

		Contractual	Effective
	Currency	interest rate - %	interest rate - %	Maturity	03.31.2012	12.31.2011
					(Unaudited)
Other currencies:
Working Capital	US$	1.00% to 6.38%	1.00% to 6.72%	2020	946.3	933.8
		LIBOR 1M + 0.50% to 1.10%	LIBOR 1M + 0.50% to 1.10%
	Euro	Euribor 6M + 1.75%	Euribor 6M + 1.75%		50.6	29.6
		1.5% to 2.68%	1.5% to 2.68%
Project development	US$	6.87%	6.87%	2015	1.1	1.1
Advances on foreign exchange contracts	US$	1.40% to 2.10%	1.40% to 2.10%	2012	236.3	—
Property, plant and equipment	US$	2.62%	2.62%	2035	70.7	70.8
		LIBOR 1M + 2.44%	LIBOR 1M + 2.44%
					0.6	—
	Euro	Euribor 3M	Euribor 3M
	US$	6.16% to 7.95%	6.16% to 7.95%	2014	0.9	1.8
Finance leasing		LIBOR 12M + 2.54% to 3.40%	LIBOR 12M + 2.54% to 3.40%

In local currency:					1,306.5	1,037.1

Export Financing	R$	4.5% to 9.0%	4.5% to 9.0%	2013	417.6	405.1
Project development	R$	TJLP + 1.92% to 5.0%	TJLP + 1.92% to 5.0%	2018	263.1	214.8
		3.5% to 4.5%	3.5% to 4.5%
Finance leasing	R$	CDI + 0.49% to 2.46%	CDI + 0.49% to 2.46%	2015	1.0	1.1

					681.7	621.0

					1,988.2	1,658.1

Less - current portion					526.9	251.8

Long - term portion					1,461.3	1,406.3

In October 2006, the Company’s wholly-owned finance subsidiary Embraer Overseas Limited, whose sole purpose is to perform financial operations, issued US$ 400.0 6.375% p.a. Guaranteed Notes due January 24, 2017 in an offering subsequently registered with the SEC. In October 2009, Embraer Overseas Limited issued US$ 500.0 6.375% p.a. Guaranteed Notes due January 15, 2020. Both Notes are fully and unconditionally guaranteed by the Company and, accordingly, are presented in the Company’s balance sheet as third party transactions.

The separate financial statements of Embraer Overseas Limited are not provided, in reliance on Rule 3-10 of Regulation S-X. The issuer Embraer Overseas Limited is a fully-owned finance subsidiary of the Company and the Company has fully and unconditionally guarantees the securities. There are no significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by dividend or loan.

The Company has a standby syndicated credit line of US$ 1,000.0 disbursable through September 2012. The maintenance cost is included in Financial expense. As of March 31, 2012 the Company had not drawn down any funds from this facility.

On March 8, 2012, Embraer S.A. signed a contract for a non-reimbursable revolving credit line with four Brazilian financial institutions for R$ 1.0 billion, equivalent to US$ 548.8, and maturity date on March 8, 2015. Each institution committed R$ 250 million, allowing the Company to draw down the entire amount or lesser amounts, between March 9, 2012 and February 7, 2015. This line of credit incurs an annual cost of CDI plus 1.30% when paid. The maintenance costs for this line of credit will be included in Financial results.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The Company has the following undrawn borrowing facilities:

	03.31.2012	12.31.2011
	(Unaudited)
Floating :
- Maturing within one year	1,000.0	1,000.0
- Maturing more than one year	548.8	—

	1,548.8	1,000.0

On March 31, 2011, the Company signed financing agreements with BNDES and FINEP, both in Real, for development projects. The agreements mature in April 2018. Drawdowns totaling US$ 220.9 had been made through March 2012.

At March 31, 2012, the long-term financing agreements will mature as follows:

Year	(Unaudited)
2013	292.5
2014	55.7
2015	57.2
2016	53.2
2017	424.7
Thereafter 2017	578.0

1,461.3

a)	Currency analysis

Total debt is denominated in the following currencies:

	03.31.2012	12.31.2011
	(Unaudited)
Loans
US dollar	1,255.3	1,007.5
Brazilian Real	681.7	621.0
Euro	51.2	29.6

	1,988.2	1,658.1

b)	Interest and guarantees

The Real loans (34.3% of the total at March 31, 2012) are subject to fixed interest or interest based on the Brazilian Long-term Interest Rate (“TJLP”). The weighted average rate at March 31, 2012 was 4.98% p.a. (5.14% p.a. at December 31, 2011).

The US dollar loans at March 31, 2012 (63.1% of the total at March 31, 2012) are mainly subject to fixed interest. The weighted average rate was 5.06% p.a. (5.91% p.a. at December 31, 2011). The Euro loans (2.06% from total at March 31, 2012) are subject to annual weighted interest rates of 1.14% p.a. (0.74% p.a. at December 31, 2011).

The effective rates on the foreign currency financing, which include the financial structuring costs incurred and already paid, result in an average effective weighted rate equivalent to LIBOR + 3.91% p.a. at March 31, 2012 (LIBOR + 4.41% p.a. in December 31, 2011).

Real estate, machinery, equipment, commercial pledges and bank guarantees totaling US$ 345.7 were provided as collateral for loans. The subsidiaries’ loans, guaranteed by the parent company, total US$ 118.6 at March 31, 2012 (December, 2011 – US$ 98.9).

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

c)	Restrictive clauses

The long-term financing agreements are subject to restrictive clauses, consistent with normal market practices, which establish control over the degree of leverage through the ratio of total consolidated indebtedness/EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization, as defined), as well as limits for debt service cover based on the EBITDA/net financial expense. Agreements also include customary restrictions on the creation of new encumbrances on assets, change of control of the Company, sale of assets and payment of dividends in excess of the minimum mandatory dividend in the event of default on the financing, and transactions with affiliated companies.

As of March 31, 2012, the Company was in compliance with all the restrictive clauses.

13.	Other Provisions

	03.31.2012	12.31.2011
	(Unaudited)
Provisions related to payroll	193.7	171.9
Product warranty (i)	112.8	115.8
Employee profit-sharing program	46.3	33.4
Post-retirement benefits	4.4	4.4
Other	13.3	13.0

	370.5	338.5
Less - current portion	306.7	271.1

Long - term portion	63.8	67.4

(i)	Provision to cover the expenditures related to products, including warranties and contractual obligations to implement improvements to aircraft delivered to meet performance targets.

The activity in the provision account was as follows:

	Accrued payroll and related charges	Accrued employee profit sharing	Product warranties	Post retirement benefits	Others	Total
At December 31, 2010	154.6	43.0	128.7	12.9	20.1	359.3
Additions	230.7	27.8	387.0	1.1	2.3	648.9
Used/payments	(191.0)	(3.0)	(75.5)	(9.6)	—	(279.1)
Reversals	—	(32.6)	(324.4)	—	(9.4)	(366.4)
Translation adjustments	(22.4)	(1.8)	—	—	—	(24.2)

At December 31, 2011	171.9	33.4	115.8	4.4	13.0	338.5

Additions	34.6	15.8	38.2	—	1.0	89.6
Reversals	—	—	(36.2)	—	(0.7)	(36.9)
Used/payments	(13.9)	—	(4.3)	—	—	(18.2)
Translation adjustments	1.1	(2.9)	(0.7)	—	—	(2.5)

At March 31, 2012 (Unaudited)	193.7	46.3	112.8	4.4	13.3	370.5

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

14.	Provisions for contingencies

The Company had the following provision for contingencies:

	03.31.2012	12.31.2011
	(Unaudited)
Labor related	34.8	36.2
Tax related	26.7	25.8
Civil related	0.7	0.7

	62.2	62.7
Less - current portion	5.7	5.3

Long - term portion	56.5	57.4

The activity in the provision for contingencies account was as follows:

	Labor	Tax	Civil	Total
At December 31, 2010	46.1	30.7	—	76.8
Additions	6.6	—	—	6.6
Interest	9.6	1.1	—	10.7
Reclassifications	(0.7)	(0.1)	0.8	—
Payments	(1.9)	(2.9)	—	(4.8)
Reversal	(18.9)	(2.9)	—	(21.8)
Translation adjustments	(4.6)	(0.1)	(0.1)	(4.8)

At December 31, 2011	36.2	25.8	0.7	62.7

Additions	0.1	—	—	0.1
Interest	(1.2)	0.2	—	(1.0)
Disposals	(0.5)	(0.1)	—	(0.6)
Reversal	(1.0)	—	—	(1.0)
Translation adjustments	1.2	0.8	—	2.0

At March 31, 2012 (Unaudited)	34.8	26.7	0.7	62.2

The Company is party to labor and tax lawsuits and is contesting these cases at both the administrative and judicial levels. The lawsuits are supported by judicial deposits, when applicable, recorded in Other Assets. The provisions for probable losses in these lawsuits are estimated and updated by Management, based on the advice of the Company’s external legal counsel.

These contingencies have the same legal basis as those delaited in the annual financial statements of the Company. There were no changes other than interest on balances and additions to provisions for the same matters under dispute.

Possible contingent liabilities

In response to a tax assessment notice filed by the Brazilian Federal Revenue Authorities in September 2010 and June 2011, the Company is contesting the basis of calculation, the rates of taxes charged on certain remittances abroad and also the accounting and recognition of an indemnity received in a contractual dissolution. The amount involved at March 31, 2012 is US$ 167.9. The Company filed a suit challenging the notification within the legal timeframe and is awaiting the revenue office’s assessment and judgment of its defense. The likelihood of a negative outcome in this dispute is considered possible by the Company’s legal advisors and, for this reason, no provision has been recorded in the financial statements.

The Company received a subpoena from the SEC, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U. S. Foreign Corrupt Practices Act (“FCPA”), the Company retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The investigation remains ongoing and the Company, through its outside counsel, continues to cooperate fully with the authorities responsible for reviewing the matter (SEC and US Department of Justice). Management, with the support of the Company’s outside counsel, has concluded that, as of March 31, 2012, it is still not possible to estimate the duration, scope or results of the investigation. In the event that an illegal activity is identified or the parties enter into an agreement to bring finality to the matter, the Company may be required to pay substantial fines, as provided in the FCPA. Management, based upon the advice of the Company’s outside counsel, believes that, as of March 31, 2012, there is no basis for estimating a provision or quantifying any possible contingency.

15.	Shareholders’ Equity

(a)	Capital

The authorized capital is divided into 1,000,000,000 common shares. The Company’s subscribed and paid up capital at March 31, 2012 is US$ 1,438.0 and comprises 740,465,044 common shares, without par value, of which 16,425,000 shares are held in Treasury.

(b)	Brazilian Government Golden share

The Federal Government holds one “golden share” with the same voting rights as other holders of common shares but which grants it certain additional rights as established in article 9 of the Company’s bylaws, including veto rights over decisions pertaining to the following matters:

I - Change of the Company’s name or its corporate objective;

II - Alteration and/or application of the Company’s logo;

III - Creation and/or modification of military programs (whether or not the Federal Republic of Brazil is involved);

IV - Training third parties in technology for military programs;

V - Interruption of the supply of maintenance and spare parts for military aircraft;

VI - Transfer of control of the Company’s stock control; and

VII - Any changes in (i) article 9 of the Company’s bylaws, article 4, the main clause of art. 10, articles 11, 14 e 15, sub-item III of art. 18, paragraphs 1 and 2 of art. 27, sub-item X of art. 33, sub-item XII of art. 39 or Chapter VII of the Company’s bylaws, or (ii) the rights attributed by the bylaws to the special class share.

(c)	Treasury Shares

Treasury shares comprised, as of March 31, 2012, 16,425,000 common shares purchased and held in Treasury during which time their voting and economic rights are suspended. The activity of Treasury shares is shown below:

Quantity
In the beginning of the year	16,798,400
Used for stock option plan (i)	(373,400)

At March 31, 2012 (Unaudited)	16,425,000

(i)	The beneficiaries of the shares used in the share-based compensation plan include the Statutory Board of Directors, Executive Directors and selected employees (Note 16).

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

At March 31, 2012 the market value of the shares held in Treasury was US$ 181.1 (US$ 183.7 in December, 31 2011).

(d)	Interest on own capital

According to Brazilian fiscal legislation, interest on own capital, paid or registered as a provision, is recorded in the statutory tax accounts as a financial expense. However, for purposes of these financial statements, the distribution is presented as a deduction from shareholders’ equity; the tax benefits arising from the distributions are included the net income.

In meetings held in March 2012, the Statutory Board of Directors approved Management’s proposal not to distribute interest on own capital related to the 2012 first quarter results.

(e)	Other Comprehensive Income

Comprises the following adjustments:

i)	Foreign exchange gains/losses resulting from translation of the foreign subsidiaries’ financial statements, measured in the functional currency other than of the Company (dollar), to the functional currency;

ii)	Unrealized actuarial gains (losses) resulting from the healthcare plans sponsored by the Company and to fair value variation of financial instruments available for sale; and

iii)	Changes in the fair value of investments available for sale.

(f)	Acquisition of noncontroling interest

On March 13, 2012, Embraer through its wholly-owned subsidiary Embraer Netherlands BV, completed the acquisition of a 30% interest in Airholding SGPS SA acquired from EADS - European Aeronautic, Defense and Space for € 13 million (US$ 17.1). The gain arising from the acquisition of the noncontrolling interest, was recognized in shareholders’ equity.

16.	Stock Compensation

The Extraordinary General Meeting of April 19, 2010 approved the Stock option grant program offered to directors and employees of the Company and its subsidiaries who have been employed for at least two years. Vesting under the program’s policy occurs at three points in time: (i) from 20% after the first year, (ii) 30% after the second year (iii) from 50% after the third year, always taking the date on which each stock option was granted.

At the Extraordinary General Meeting held on January 10, 2012, a majority vote changed clauses 6.1 and 7.1 of the Stock option grant program, with respect to the timing and percentage of entitlement to exercise options to purchase shares. The exercise of the options will be: (i) 33% after 3 years, (ii) 33% after the 4th year and (iii) 34% after 5 years, as measured from the date of grant of each option.

The exercise price of each option is established on the grant date based on the weighted average of the shares quoted in the last 60 trading sessions, and may be adjusted by up to 30% to eliminate the effects of any speculative trading. Participants will have a maximum of five years to exercise the option, as from the grant date.

Stock options granted

•

On January 23, 2012, 4,860,000 call options were granted to purchase shares at an exercise price of R$ 11.50 (US$ 6.31) per share. The fair value attributed to these options was determined using the standard Black-Scholes pricing model and the value of each option was determined at R$ 4.35 (US$ 2.39) with early exercise rights at the end of the third year, R$ 4.49 (US$ 2.46) with early exercise rights at the end of fourth year and R$ 4.61 (US$ 2.53) with early exercise rights at the end of the fifth year.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	in thousands of options
	Grants	Exercised (i)	Canceled (ii)	Outstanding	Exercible	Weighted average exercise Price (R$)	Weighted average exercise Price (US$) (iii)
Grants on April 30, 2010	6,510,000	(307,000)	(333,000)	5,870,000	928,400	10.19	5.59
Grants on January 18, 2011	6,345,000	(68,000)	(420,000)	5,857,000	1,117,000	12.05	6.61
Grants on March 16, 2011	150,000	—	—	150,000	—	12.89	7.07
Grants on January 23, 2012	4,860,000	—		4,860,000	—	11.50	6.31

As of March 31, 2012 (Unaudited)	17,865,000	(375,000)	(753,000)	16,737,000	2,045,400

(i)	Exercise of stock option related to the first and second award granted by the Company
(ii)	The cancellations refer to shares granted to directors or employees who are no longer employed by the Company. As provided in the Stock option grant program, in the event of termination, options will be canceled in proportion to rights not yet vested.
(iii)	The exercise price is converted to US dollar using the exchange rate in effect at the date of the condensed consolidated financial statements.

17.	Earnings per Share

(a)	Basic

Basic earnings per common share were computed by dividing net income attributable to Embraer available to shareholders by the weighted average number of shares during the period, excluding shares held in Treasury.

	03.31.2012	03.31.2011
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	62.6	105.1
Weighted average number of shares (in thousands)	724,040	723,665
Basic earnings per share - U.S. dollars	0.0865	0.1452

(b)	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutable shares. The Company has only one category of potentially diluted shares, with options to purchase shares for which a calculation is made to determine the number of shares that could be acquired at fair value (determined as the average market price of the Company’s share), based on the monetary value of subscription rights attached options to purchase shares in circulation. The number of shares calculated as described above is compared with the number of shares issued assuming the exercise of options to purchase shares.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	03.31.2012	03.31.2011
	(Unaudited)	(Unaudited)
Net income attributable to owners of Embraer	62.6	105.1
Weighted average number of shares (in thousands) - diluted	724,040	723,665
Dilution for the issuance of stock options (in thousands) (i)	1,898	1,355
Weighted average number of shares (in thousands) - diluted	725,938	725,020
Diluted earnings per share - U.S. dollars	0.0862	0.1450

(i)	Refers to the effect of potentially dilutive shares for the quarters ended March 31, 2012 and 2011.

18.	Income Taxes

As the tax basis for the majority of the Parent Company’s assets and liabilities is recorded in Real and the accounting basis is measured in US dollars (functional currency), any volatility in the exchange rate significantly impacts the tax basis and, in turn, the deferred income tax expense (benefit).

Deferred tax assets from tax loss carryforwards are recorded based on estimates of recoverability from future taxable income.

Credits relating to temporary differences on non-deductible provisions, represented by labor contingencies, provisions and disputed taxes will be realized as such proceedings are concluded.

a)	Deferred taxes

	03.31.2012	12.31.2011
	(Unaudited)
Deferred tax assets	61.8	65.9
Deferred tax liabilities	(23.4)	(23.0)

Deferred tax assets (liabilities), net	38.4	42.9

The components of deferred tax assets and liabilities at March 31, 2012 and December 31, 2011 are as follows:

	03.31.2012	12.31.2011
	(Unaudited)
Tax loss carryforwards	31.9	5.1
Temporarily non-deductible provisions	358.6	436.8
Difference from tax basis and accounting basis of non-monetary assets (i)	60.0	26.1
Effect of IFRS adjustments (ii)	65.7	64.5
Research and development tax incentives	(350.5)	(338.1)
Property, plant and equipment revaluation 1990	(4.8)	(6.6)
Property, plant and equipment revaluation 1988	(2.0)	(1.8)
Translation effects	(3.6)	(0.4)
Law 11,638/07 adjustments	(36.1)	(75.3)
Others	(80.8)	(67.4)

Deferred tax assets, net	38.4	42.9

(i)	Arises mainly from the exchange variation on the tax base of non-monetary assets (inventories, property, plant and equipment and intangible assets).
(ii)	Arises mainly from differences between tax basis and book basis of residual value guarantees and unrealized profits.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

b)	Analysis of current and deferred tax income (expense)

	03.31.2012	03.31.2011
	(Unaudited)	(Unaudited)
Recording of tax losses	27.4	17.0
Decrease in unrecognized credits	—	(17.3)

Tax losses	27.4	(0.3)

Temporary differences	(29.9)	14.1

Deferred (expense) tax benefit	(2.5)	13.8

Current tax expense for the period	(12.1)	(11.2)

Total income tax and social contribution income (expense)	(14.6)	2.6

c)	Reconciliation of income tax expense

	03.31.2012	03.31.2011
	(Unaudited)	(Unaudited)
Profit before taxation	78.2	103.7

Income tax and social contribution expense at the nominal Brazilian composite tax rate - 34%	(26.6)	(35.3)

Non-deductible expenses:
Translation effects for investments	(9.7)	10.1
Research and development tax incentives	—	18.7
Interest on own capital	—	18.7
Differences between tax basis (Real) and functional currency measurement basis (US dollar)	30.1	15.1
Fiscal credits (recognized and non recognized) and tax rate	(6.3)	(27.8)
Other	(2.1)	3.1

	12.0	37.9

Income tax and social contribution income (expense) benefit as reported	(14.6)	2.6

The effective tax rate was 18.7% in the quarter ended March 31, 2012 (- 2.5% in March 31, 2011).

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

19.	Financial Guarantees and Residual Value Guarantees

The activity in the financial guarantees accounts was as follows:

	Financial guarantee	Financial guarantee of residual value	Additional provision (i)	Total
At December 31, 2010	132.3	11.1	76.1	219.5
Additions	—	—	362.8	362.8
Disposals	—	—	(23.2)	(23.2)
Reversals	(42.2)	—	(42.0)	(84.2)
Market value	—	34.4	—	34.4
Guarantee recognition	(14.4)	—	—	(14.4)

At December 31, 2011	75.7	45.5	373.7	494.9

Disposals	—	—	(13.0)	(13.0)
Market value	—	11.1	—	11.1
Guarantee recognition	(3.1)	—	—	(3.1)

At March 31, 2012 (Unaudited)	72.6	56.6	360.7	489.9

(i)	Refers to provisions made in 2010 and 2011 to meet financial guarantees offered to the financing agent of transactions with MESA AirGroup and American Airlines, which filed for bankruptcy protection (Chapter 11) in 2010 and 2011, respectively (Note 38 to the Financial Statements at December 31, 2011).

20.	Financial Instruments

a)	Fair value of financial instruments

The fair value of the Company’s financial assets and liabilities were determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to generate estimates of fair values. As a consequence, the estimates presented below are not necessarily indicative of the amounts that might be realized in a current market exchange. The use of different assumptions and/or methodologies could have a material effect on the estimated realizable values.

The following methods were used to estimate the fair value of each category of financial instrument for which it is possible to estimate the fair value.

The book values of cash, cash equivalents, financial assets, derivative financial instruments, accounts receivable, current liabilities and financial guarantees approximate their fair values. The fair value of securities held to maturity is estimated by the discounted cash flow methodology. The fair value of noncurrent loans is based on the discounted value of the contractual cash flows. The discount rate used, when applicable, is based on the future market yield curve for the cash flows of each liability.

The fair values of financial instruments at March 31, 2012 and December 31, 2011 are as follows:

	03.31.2012 (Unaudited)		12.31.2011
	Carrying	Fair	Carrying	Fair
	amount	value	amount	Value
Financial assets
Cash and cash equivalents	1,436.6	1,436.6	1,350.2	1,350.2
Financial assets	906.9	906.9	808.3	808.3
Collateralized accounts receivable	486.0	486.0	487.6	487.6
Trade accounts receivable, net	499.6	499.6	506.0	506.0
Customer and commercial financing	112.0	112.0	102.2	102.3
Derivative financial instruments	27.7	27.7	28.7	28.8
Hedge accounting - fair value	2.8	2.8	2.2	2.2

Financial liabilities
Loans and financing	1,988.2	2,092.1	1,658.1	1,733.1
Trade accounts payable and others liabilities	1,498.1	1,498.1	1,387.7	1,387.8
Financial guarantee and residual value	489.9	489.9	494.9	494.9
Derivative financial instruments	1.1	1.1	1.2	1.2

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

b)	Classification

The Company considers fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observable inputs. A fair value hierarchy is used to prioritize the inputs used to measure fair value. The three Levels of the fair value hierarchy are as follows:

(i)	Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

(ii)	Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. However, they can be directly or indirectly observable at the balance sheet date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter forwards and options.

(iii)	Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in Management’s best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by Level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2012. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair value measurements at March 31, 2012 (Unaudited)
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
Assets
Held for trading	766.3	0.4	90.1	856.9
Derivative financial instruments	—	27.7	—	27.7
Fair value hedge	—	2.8	—	2.8
Liabilities
Derivative financial instruments	—	1.1	—	1.1

	Fair value measurements at December 31, 2011
	Quoted prices in active markets for identical assets (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total
Assets
Held for trading	666.2	0.4	89.8	756.4
Derivative financial instruments	—	28.8	—	28.8
Fair value hedge	—	2.1	—	2.1
Liabilities
Derivative financial instruments	—	1.2	—	1.2

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Fair value measurement using significant unobservable inputs (level 3) - 03.31.2012 (Unaudited)
Beginning balance	89.8
Profits unrealized	0.3

Ending balance	90.1

Fair value measurement using significant unobservable inputs (level 3) at - 12.31.2011
Beginning balance	103.4
Sales	(13.5)
Losses unrealized	(0.1)

Ending balance	89.8

Financial risk management policy

The Company adopts a risk management policy to manage transactions, which involves the diversification of transactions and counterparties. This policy provides for regular monitoring and management of the nature and general situation of the financial risks in order to assess the results and the financial impact on cash flows. The credit limits and risk rating of the counterparties are also reviewed periodically.

The Company’s risk management policy was established by the Executive Directors and submitted to the Statutory Board of Directors, and provides for a Financial Management Committee. Under this policy, the market risks are mitigated when there is no counterparty in the Company’s operations and when it is considered necessary to support the corporate strategy. The Company’s internal control procedures provide for a consolidated monitoring and supervision of the financial results and of the impact on cash flows.

The Financial Management Committee assists the Financial Department in examining and reviewing information in relation to the economic scenario and its potential impact on the Company’s operations, including significant risk management policies, procedures and practices.

The financial risk management policy includes the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce the exposure to exchange rate risk. The use of these instruments for speculative purposes is forbidden.

(a)	Capital risk management

The Company uses capital management to ensure the continuity of its investment program and offer a return to its shareholders and benefits to its stakeholders and also to maintain an optimized capital structure in order to reduce costs.

The Company may review its dividends payment policy, pay back capital to the shareholders, issue new shares or sell assets in order to maintain or adjust its capital structure (to reduce the financial indebtedness, for instance).

Liquidity and leverage levels are constantly monitored in order to mitigate refinance risk and to maximize the return to the shareholders. The ratio between the liquidity and the return to the shareholders may be changed pursuant to the assessment of Management.

Accordingly, the Company has been able to keep cash levels higher than the balance of financial indebtedness and to maintain access to liquidity by establishing and maintaining a standby credit line (Note 18).

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The management of capital may be changed reflect the to economy scenario or strategic repositioning of the Company.

At March 31, 2012, the consolidated balance of cash and cash equivalents exceeded the Company’s financial indebtedness by US$ 301.8 (December 31, 2011 - US$ 445.7) resulting, in liquid terms, in a leverage-free capital structure.

Of the total financial indebtedness at March 31, 2012, 26.5% was short-term (15.2% in December 31, 2011) the average weighted term was equivalent to 4.2 years (4.8 years in December 31, 2011). Own capital accounted for 33.3% at March 31, 2012 and 35.2% of the total liabilities at December 31, 2011.

(b)	Credit risk

The Company may incur losses on amounts receivable from sales of spare parts and services. To reduce this risk, customer credit analyses are made continuously. In relation to accounts receivable from aircraft sales, the Company may have credit risks until the financing structure has been completed. To minimize this credit risk, the Company operates with financial institutions to facilitate structuring of the financing.

To cover risk of loss from doubtful accounts, the Company has recorded an allowance in an amount considered sufficient by management to cover expected losses on realization of the receivables.

The financial management policy establishes that assets in the investment portfolios in Brazil and overseas should have a minimum risk classification as investment grade, and also establishes a maximum exposure level of 15% of the shareholders’ equity of the issuing financial institution and, in the case of a non-financial institution, a maximum of 5% of the total amount of the issue.

Counterparty risks in derivative transactions are managed by contracting transactions through highly-rated financial institutions and registration with the Clearing House for the Custody and Financial Settlement of Securities CETIP.

(c)	Liquidity risk

This is the risk of the Company not having sufficient liquid funds to honor its financial commitments as a result of a mismatch of terms or volumes of estimated receipts and payments.

To manage the liquidity of cash in Dollar and Real, Management has established projections and assumptions based on contracts for future disbursements and receipts, which are monitored daily aiming to detect possible mismatches well in advance and allowing the Company to adopt mitigating measures to reduce risks and financial costs.

(d)	Market risk

(i)	Interest rate risk

This risk arises from the possibility that the Company might incur losses from interest rate fluctuations that increase the financial expense of liabilities and from floating interest rates that reduce the income subject to floating interest rates and / or marked to market fair values driven by fixed rates.

Financial investments - the policy for managing the risk of fluctuations in interest rates on financial investments is to measure market risk by the Value-At-Risk - VAR methodology, analyzing a variety of risk factors that might affect the return on the investments. The financial income determined in the period already reflects the effects of marking the assets in the Brazilian and foreign investment portfolios to market.

Loans and financing - the Company uses derivative contracts to hedge against the risk of fluctuations in interest rates on certain transactions, and also continuously monitors market interest rates to evaluate the potential need to contract new derivative transactions to protect against the risk of volatility in these rates.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

(ii)	Foreign exchange rate risk

The Company uses the US dollar as its functional currency. Consequently, the Company’s operations which are most exposed to foreign exchange gains/losses are those denominated in Real (labor costs, local expenses, financial investments and loans and financing) as well as investments in subsidiaries in currencies other than the US dollar.

The Company’s policy for protection against foreign exchange risks on assets and liabilities is mainly based on seeking to maintain a balance between assets and liabilities indexed in each currency and daily management of foreign currency purchases and sales to ensure that, upon realization of the transactions, this natural hedge will mitigate volatilities. This policy minimizes the effect of exchange rate changes on existing assets and liabilities but does not protect against the risk of fluctuations on future results.

The Company, in certain market conditions, may mitigate future gains and losses in foreign currency, from mismatches by contacting financial instruments.

Efforts to minimize the foreign exchange risk for rights and liabilities denominated in currencies other than the functional currency may involve transactions with derivatives, such as swaps, exchange options and Non-Deliverable Forwards (“NDF”) to balance part of the Company’s expenses and obligations denominated in Real.

(iii)	Derivatives

The Company uses derivatives to protect its operations against the risk of fluctuations in foreign exchange and interest rates; they are not used for speculative purposes.

Gains and losses on derivative transactions are recorded monthly in income, taking into account the realizable market value of these instruments. The provision for unearned gains and losses is recorded in the balance sheet under Derivative financial instruments, and the contra item under Foreign exchange gain (loss), net, except for the operations designed as hedge accounting.

Hedge accounting – Fair value

At the time of designation of the hedge, the Company formally documents the relationship between hedging instruments and items that are hedged, including the risk management objectives and strategy in the conduct of the transaction, together with the methods to be used for evaluating the effectiveness of the relationship. The Company continually assesses the contracts to determine whether the instruments are “highly effective” in offsetting changes the fair values of the respective items of the subject contract during the period for which the hedge is designated, and actual results of each hedge are within the range 80% to 125%.

At March 31, 2012 the Company designated for hedge accounting the derivative financial instruments (swap) designed to convert financing operations subject to fixed interest rate of 9.00% p.a. into a floating rate equivalent to 75.08% of the annual CDI (Interbank Deposit Certificate) rate The amount of funding and the reference value of the derivative correspond to R$ 200 million (US$ 109.7).

Hedge Accounting of Cash Flow

At the time of initial designation of the hedge, the Company formally documents the relationship between hedging instruments and hedged items, including risk management objectives and its strategy, together with the methods to be used for evaluating the effectiveness of the relationship. The Company continually evaluates the hedging relationship to conclude whether this relationship will be “highly effective” in offsetting changes in fair value of its hedging instruments and hedge during the period for which the hedge is designated as high performers and actual results of each hedging relationship within the range 80 to 125%.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

The objective of the cash flow hedge accounting is to protect probable cash outflows of salary expenses, in addition to medical plan expenses that are Real denominated from exchange rate volatility. The related cash flow is being realized monthly, commencing in January 2012 and through January 2013. The projected cash flow will impact the statement of income when the expenses are recognized.

At March, 31 2012, the Company had designated as cash flow hedges certain zero-cost collar derivative financial instruments. Those instruments consist of the purchase of puts with a strike price of US$ 1.00: R$ 1.7500 and the selling of calls with an average strike price of US$ 1.00: R$ 2.4390; have been contracted with the same counterparty and with zero net premium. The reference value for the contracted instruments was R$ 567.0 million (equivalent to US$ 324.0 converted at the exchange rate of US$ 1.00: R$ 1.75). The fair value of hedge accounting instruments on March 31, 2012 is presented in the “Exchange swap contracts”.

The fair value of hedge accounting instruments is determined through the Garman–Kohlhagen model, which is commonly used in the market to measure similar instruments.

Cross-currency interest rate swaps

These cross-currency interest rate swaps are contracted with the main objective of exchanging the debt at floating rates for fixed interest rates, and exchanging US dollars for Real or vice-versa, as applicable. At March 31, 2012, the Company had no contracts subject to margin calls.

At March 31, 2012, the Company had contracted swaps which effectively converted R$ 287.4 million (US$ 157.7) of obligations with and without recourse from a fixed interest rate of 6.00% p.a. to a floating interest rate of LIBOR + 1.21% p.a., and through a subsidiary executed a swap transaction of R$ 10.6 million equivalent to US$ 5.8 converting financing transactions subject to floating interest rate of LIBOR 1 month + 2.44% p.a. to fixed rates of 5.23% p.a.

The swap operations were as follows:

						Gain (loss)		Gain (loss)
Underlying transactions	Type	Original currency	Present currency	Notional amount (in thousands)	Average rate agreed - %	Book value 03.31.2012	Fair value 03.31.2012	Book value 12.31.2011	Fair value 12.31.2011
						(Unaudited)	(Unaudited)
Recourse and non-recourse debt
Company asset	“Swap”	US$	US$	157.7	6,00%a.a.	26.9	26.9	28.4	28.4
Company liability	“Swap”			157.7	Libor + 1,21% a.a
Counterparty
Natixis						26.9	26.9	28.4	28.4
Export financing - designated for Fair Value Hedging
Company asset	“Swap”	R$	R$	109.8	9,00% a.a.	2.8	2.8	2.2	2.2
Company liability	“Swap”				75,08% CDI a.a.
Counterparty
Bradesco						1.4	1.4	1.1	1.1
Goldman Sachs						1.4	1.4	1.1	1.1
Acquisition property, plant and equipment
Company asset	“Swap”	US$	US$	5.8	Libor 1M + 2,44% a.a.	(0.6)	(0.6)	(0.7)	(0.7)
Company liability	“Swap”				5,23% a.a.
Counterparty
Compass Bank						(0.6)	(0.6)	(0.7)	(0.7)

					Total	29.1	29.1	29.9	29.9

Swaps – These are valued taking the future flows determined by applying the contractual rates up to maturity and then to present value, at the market rate on the base date.

Exchange swap contracts

At March 31, 2012 the Company had contracted options designated as cash flow hedges of R$ 567.0, million equivalent to US$ 324.0 by purchasing a put option with an average exercise price of US$ 1.00: R$ 1.7500 and selling a call option with an average price of US$ 1.00: R$ 2.4390. At March 31, 2012 the closing rate between the put option and call option values generated no gain or loss.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

Other derivatives

At March 31, 2012, the Company held swaps, equivalent to US$ 25.0, creating an asset linked to an Exchange Coupon and a liability a fixed interest rate, as below:

						Gain (loss)		Gain (loss)
Underlying transactions	Type	Original currency	Present currency	Notional amount (in thousands)	Average rate agreed - %	Book value 03.31.2012	Book value 03.31.2012	Book value 12.31.2011	Book value 12.31.2011
						(Unaudited)	(Unaudited)
Other
Company asset	“Swap”	US$	US$	25.0	Coupon	0.3	0.3	(0.2)	(0.2)
Company liability	“Swap”			25.0	Fixed US dollar
Counterparty
JP Morgan						0.3	0.3	(0.2)	(0.2)

					Total	0.3	0.3	(0.2)	(0.2)

These swap contracts are subject to Brazilian sovereign risk, and in case of an event that limits the convertibility of the Brazilian Real and or change the taxes, could result in the redemption of the operations in Brazil in the form of bonds issued by the Brazilian Government (“LTN’s” - National Treasury Bills) with a swap transaction into dollar for such securities.

21.	Responsibilities and Commitments

(a)	Trade-in

The Company has one trade-in aircraft option agreement. Trade-in transactions are directly tied to contractual obligations with the customer and the purchase of new aircraft. The exercise of the trade-in option is dependent on the customer complying with all the contractual clauses. These options establish that the price of the asset given in payment may be put towards the purchase price of a new and more up-to-date aircraft model produced by the Company. The trade-in is priced based on a percentage of the original purchase price of the aircraft. The Company continuously monitors all trade-in commitments in order to anticipate any adverse economic impact. Based on the current evaluation of the Company and third-party independent appraisals, the Company believes that any aircraft accepted under trade-in may be sold or leased in the market without significant losses.

(b)	Leases

The operating leases refer to telephone and computer equipment and include non-cancelable operating leases of land and equipment of the subsidiary Embraer Aircraft Holding, Inc. These leases expire at various dates through 2020.

At March 31, 2012, the Company had operating leases with payments scheduled as follows:

Year	(Unaudited)
2012	5.0
2013	8.0
2014	6.3
2015	4.5
2016	1.3
After 2016	16.7

Total	41.8

(c)	Financial Guarantees

The table below provides quantitative data on the Company’s financial guarantees provided to third parties. The maximum potential payments (off balance exposure) represent the worst-case scenario and do not necessarily reflect the results expected by the Company. Estimated proceeds from performance guarantees and underlying assets represent the anticipated values of assets the Company could liquidate or receive from other parties to offset its payments under guarantees.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

	03.31.2012	12.31.2011
	(Unaudited)
Maximum financial guarantees (i)	442.3	471.6
Maximum residual value guarantees (i)	539.0	542.2
Mutually exclusive exposure	(209.8)	(209.8)
Provisions and liabilities recorded	(129.2)	(121.2)

Off-balance sheet exposure	642.3	682.8

Estimated proceeds from financial guarantees and underlying assets	888.5	896.5

(i)	When an underlying asset is covered by mutually exclusive financial and residual value guarantees, the residual value guarantee may only be exercised if the financial guarantee has expired without having been exercised. On the other hand, if the financial guarantee is exercised, the residual value guarantee is automatically terminated.

To benefit from guarantee, the counterparty must ensure that the aircraft meets strict conditions for its return.

22.	Segment information

Management defines the Company’s operating segments based on the reports used for strategic decision reviewed by the chief operating decision-maker.

The chief operating decision-maker analyzes the business, dividing it into geographic sectors and into markets for specific products. From a geographic perspective, the performance of the operations is segregated into the following markets: Brazil, North America, Latin America, Pacific Asia, Europe and Others.

From a product perspective, the analysis considers the following market segments:

I - Commercial Aviation Market

The Commercial Aviation market operations mainly involve the development, production and sale of commercial jets and rendering of support services, particularly in the regional aviation segment and operating leasing of aircraft.

•	ERJ 145 family, comprising the ERJ 135, ERJ 140 and ERJ 145 jets, certified to operate with 37, 44 and 50 seats, respectively

•

EMBRAER 170/190 family, comprising the EMBRAER 170, a 70-seat jet, EMBRAER 175, a 76-seat jet, EMBRAER 190, a 100-seat jet and the EMBRAER 195, a 108-seat jet. The EMBRAER 170 model has been operating commercially since 2004, the EMBRAER 175 and EMBRAER 190 models started commercial operations in 2006, and the EMBRAER 195 model in 2007.

II - Defense and Security business

The Defense and Security business operations mainly involve research, development, production, modification and support for military defense aircraft, and related products and systems. The Company’s principal customer is the Brazilian Defense Ministry and, in particular, the Brazilian Air Force.

•

Super Tucano - a light attack aircraft, especially developed to operate in severe climates, subject to extremes of temperature and humidity, and equipped with sophisticated navigation and attack, training and flight simulation systems.

•	AMX - an advanced ground attack jet, developed and produced through a cooperation agreement between Brazil and Italy. Embraer was contracted by the Brazilian Air Force to modernize these aircraft.

•	F-5BR Program - modernization of the F-5 jet fighters.

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

•

The ISR family (Intelligence, Surveillance and Reconnaissance), based on the ERJ 145 platform, includes the EMB 145 AEW&C - Airborne Early Warning and Control, EMB 145 AGS - Remote Sensing and Air to Ground Surveillance and P-99 - Maritime Patrol and Anti-submarine Warfare models. Originally developed for the SIVAM program, different versions were ordered by the Greek, Mexican and, more recently, the Indian governments.

•	KC-390 - The scope of the KC-390 Program is to develop and produce two prototype aircraft for military transport and in-flight refueling.

•	190PR - Based on the EMBRAER 170/190 platform, this jet is developed for transportation of the President of the Republic of Brazil and members of his staff.

III - Executive Aviation Market

The Executive Aviation market operations mainly involve the development, production and sale of executive jets and providing support services for this market segment, as well as, operating leases of aircraft.

•	Legacy 600 and Legacy 650 - executive jets in the Super Mid Size and Large categories which started to be delivered in 2002 and 2010, respectively.

•

Phenom - executive jets in the Entry Jet and Light Jet categories, comprising the Phenom 100 model, the first deliveries of which were made in 2008, and the Phenom 300, deliveries of which started in 2009.

•	Lineage 1000 - An ultra-large executive jet. Deliveries of this model started in 2009.

•	Legacy 500 and Legacy 450- executive jets in the Mid Size and Midlight categories, respectively, launched in April 2008.

IV - Other

Operations in this segment relate to supply of structural parts and mechanical and hydraulic systems, and production of agricultural crop-spraying aircraft and customer training.

a)	Statement of income data by operating segment – quarter ended March 31, 2012 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	759.7	231.8	151.7	12.7	—	1,155.9
Cost of sales and services	(571.2)	(175.8)	(131.9)	(8.8)	—	(887.7)
Gross Profit	188.5	56.0	19.8	3.9	—	268.2
Gross Profit %	24.8%	24.2%	13.1%	30.7%		23.2%

Operating Income ( Expense )	(108.1)	(36.2)	(35.4)	(2.8)	—	(182.5)
Operating profit before financial income (expense)	80.4	19.8	(15.6)	1.1	—	85.7

Financial income (expense), net					(7.5)	(7.5)
Profit before taxes on income						78.2

Income tax (expense) income					(14.6)	(14.6)

Net income						63.6

Embraer S.A.

Notes to Condensed Consolidated Financial Statements

In millions of U.S. dollars, unless otherwise stated

b)	Revenue by geographic area - quarter ended March 31, 2012 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	209.6	3.6	81.0	7.8	302.0
Europe	348.5	46.8	5.6	—	400.9
Asia Pacific	173.3	14.5	32.3	—	220.1
Latin America, except Brazil	11.1	4.7	9.2	—	25.0
Brazil	12.3	148.2	9.9	4.9	175.3
Other	4.9	14.0	13.7	—	32.6

Total	759.7	231.8	151.7	12.7	1,155.9

c)	Statement of income data by operating segment – quarter ended March 31, 2011 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Unallocated	Total
Revenue	751.8	169.3	115.8	18.8	—	1,055.7
Cost of sales and services	(562.6)	(135.5)	(87.0)	(14.2)	—	(799.3)
Gross Profit	189.2	33.8	28.8	4.6	—	256.4
Gross Profit %	25.2%	20.0%	24.9%	24.5%		24.3%

Operating Income ( Expense )	(101.0)	(25.4)	(31.7)	(4.0)	—	(162.1)
Operating profit before financial income (expense)	88.2	8.4	(2.9)	0.6	—	94.3

Financial income (expense), net					9.4	9.4
Profit before taxes on income						103.7

Income tax (expense) income					2.6	2.6

Net income						106.3

d)	Revenue by geographic area - quarter ended March 31, 2011 (Unaudited):

	Commercial Aviation	Defense and Security	Executive Aviation	Other	Total
North America	148.7	7.8	21.2	12.2	189.9
Europe	171.2	36.8	5.7	0.2	213.9
Asia Pacific	216.6	23.5	0.8	0.1	241.0
Latin America, except Brazil	110.9	10.9	29.2	—	151.0
Brazil	99.5	83.7	58.8	6.3	248.3
Other	4.9	6.6	0.1	—	11.6

Total	751.8	169.3	115.8	18.8	1,055.7

23.	Events after the balance sheet date

In April 2012, the Company cancelled part of the standby syndicated credit line in the amount of US$ 495.0, related to the A and C tranches. The cost of this cancellation was recognized in the statements of income. The remaining balance of US$ 505.0 is available for drawn down through September 2012.

On May 29, 2012, Embraer S.A. and Telecomunicações Brasileiras S.A.(Telebras) signed a shareholder agreement, to form Visiona Tecnologia Espacial S.A., of which 51% of the capital will belong to Embraer and 49% to Telebras. Initially, Visiona will focus on the Brazilian Geosynchronous Satellite, in line with a Memorandum of Intent announced in November 2011. The Brazilian Geosynchronous Satellite will serve the satellite communications needs of the Federal Government, including the National Broadband Program and a wide range of strategic defense transmissions.

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